UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

IKANOS COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45173E105

(CUSIP Number)

September 29, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45173E105

1.	Names of reporting persons Alcatel-Lucent Participations
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 13,774,068 (1)
	6.	Shared voting power 0
	7.	Sole dispositive power 13,774,068 (1)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 13,774,068
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 9.8% (2)
12.	Type of reporting person (see instructions) CO

(1)	Includes 1,578,947 shares underlying currently exercisable warrants held by the reporting person.
(2)	Based on 99,283,662 shares outstanding as of September 26, 2014, an additional 39,634,144 shares issued on September 29, 2014, and an additional 1,578,947 shares underlying currently exercisable warrants held by the reporting person and issued on September 29, 2014.

Item 1.

	(a)	Name of Issuer Ikanos Communications, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 47669 Fremont Boulevard Fremont, California 94538

Item 2.

	(a)	Name of Person Filing Alcatel-Lucent Participations

	(b)	Address of Principal Business Office or, if none, Residence 148/152 Route de la Reine 92100 Boulogne-Billancourt

	(c)	Citizenship France

	(d)	Title of Class of Securities Common Stock, $0.001 par value

	(e)	CUSIP Number 45173E105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 13,774,068 (1)

	(b)	Percent of class: 9.8% (2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 13,774,068 (1)

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 13,774,068 (1)

	(iv)	Shared power to dispose or to direct the disposition of 0

(1)	Includes 1,578,947 shares underlying currently exercisable warrants held by the reporting person.
(2)	Based on 99,283,662 shares outstanding as of September 26, 2014, an additional 39,634,144 shares issued on September 29, 2014, and an additional 1,578,947 shares underlying currently exercisable warrants held by the reporting person and issued on September 29, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October , 2014
(Date)

/s/
(Signature)

Thomas Geary
CEO and Chairman of the Board of Directors of Alcatel-Lucent Participations

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